Exhibit (d)(7)

EXECUTION VERSION

April 6, 2014

PRIVATE AND CONFIDENTIAL

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Re: Amendment to Non-Disclosure Agreement

Gentlemen:

Reference is made to that certain Non-Disclosure Agreement, dated December 20, 2013 (the “Non-Disclosure Agreement”), by and between Vocus, Inc. (the Company”) and GTCR LLC (“GTCR”), a copy of which is attached hereto as Exhibit A. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Non-Disclosure Agreement.

GTCR and the Company hereby agree to amend and restate in its entirety the final sentence of Section 3 of the Non-Disclosure Agreement as follows:

“Without limiting the generality of the foregoing and for purposes of clarification, except (a) with the prior written consent of Vocus or (b) for Jefferies Finance LLC, you agree that you shall not enter into any exclusivity agreement or arrangement with respect to a Transaction with any bank or other debt financing source. Notwithstanding anything in this Agreement to the contrary, you and your Representatives shall be permitted at any time prior to the termination of that certain Agreement and Plan of Merger, dated as of April 6, 2014, by and among GTCR Valor Companies, Inc., a Delaware corporation, GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent, and Vocus (the “Merger Agreement”) pursuant to Article X thereof (the “Termination Date”) to disclose Evaluation Material, hold confidential discussions and negotiations, and disclose Transaction Information (only to the extent relevant to such discussions and negotiations), with those persons identified on Annex I to this Agreement (each an “Initial Permitted Disclosure Party”) and, with the prior written consent of Vocus, the giving or withholding of which consent shall be in the sole discretion of Vocus, any other person (each an “Additional Permitted Disclosure Party” and, together with each Initial Permitted Disclosure Party, a “Permitted Disclosure Party”) and, in each case, their respective Representatives regarding any equity or co-investment participation by such person with you in the Transaction or any transaction to acquire a portion of the equity or assets of Vocus or its subsidiaries; provided, that consent of Vocus shall not be unreasonably withheld or delayed in the case of the first three (3) Additional Permitted Disclosure Parties; provided, further, that each Permitted Disclosure Party is bound by a confidentiality agreement with you restricting the disclosure and use by such Permitted Disclosure Party and its Representatives of the fact and content of such discussions and negotiations, the Evaluation Material and the

Transaction Information, containing terms (excluding standstill provisions) not less restrictive in the aggregate upon such persons than the terms applicable to you in this Agreement and providing that Vocus is an express third party beneficiary of such confidentiality agreement (each such agreement, an “Acceptable Confidentiality Agreement”) and, provided, further, that you shall not make any Evaluation Material available to such persons or their respective Representatives until the commencement of the Marketing Period (as defined in the Merger Agreement). You shall provide to Vocus a complete copy of any Acceptable Confidentiality Agreement with any Permitted Disclosure Party promptly (and in any event within twenty-four (24) hours) following entry into any such agreement, including any amendments or supplements thereof.”

GTCR and the Company hereby agree to amend and restate in its entirety the first sentence of Section 5 of the Non-Disclosure Agreement as follows:

“At any time after the Termination Date, upon the request of the Company for any reason, you shall (and will direct your Representatives to) promptly, and in any event no later than 10 days after receipt of the request, deliver to the Company, or at your option, destroy, all Evaluation Material (including all copies, extracts and other reproductions thereof, whether in paper, electronic or other form or media) furnished to you or your Representatives by or on behalf of the Company pursuant to this Agreement; provided, however, that you and your Representatives shall be entitled to retain one complete copy, in electronic archival storage form, of all Evaluation Material in accordance with document retention laws or regulations applicable to you and to such other persons, as the case may be, but only to the extent that appropriate personnel whose primary function within your organization and within the organizations of such other persons, as the case may be, is information technology or compliance in nature will have unrestricted access to such retained information; and provided, further, however, that your legal counsel will be entitled to retain one complete copy of Evaluation Material in paper format as may be necessary to document your consideration of a Transaction for the purpose of establishing compliance with any applicable laws or regulations and for defending and maintaining any litigation (or any arbitral or administrative case or proceeding) relating to this Agreement or the Evaluation Material; provided, that all such information shall continue to be kept confidential and shall be stored only in counsel’s record archives to which access is not made generally available.”

GTCR and the Company hereby agree to amend and restate in its entirety Section 10 of the Non-Disclosure Agreement as follows:

“10. [Reserved.]”

GTCR and the Company hereby agree to amend the Non-Disclosure Agreement by attaching thereto as Annex I the Annex I attached to this amendment to the Non-Disclosure Agreement.

Except as specifically set forth above, the Non-Disclosure Agreement shall remain in full force and effect and is hereby ratified and confirmed.

This amendment to the Non-Disclosure Agreement shall be governed by, and construed in accordance with, the internal procedural and substantive laws of the State of Delaware, without reference to the conflict of law principles of that state.

The parties to this Agreement hereby irrevocably and unconditionally consent to submit to the jurisdiction of the state courts of the State of Delaware or of the United States District Court for the District of Delaware for any actions, suits or proceedings arising out of or relating to this amendment to the Non-Disclosure Agreement and the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by United States registered mail, postage prepaid, to their address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. The parties to this amendment to the Non-Disclosure Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state courts of the State of Delaware or of the United State District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to this amendment to the Non-Disclosure Agreement, whereupon this amendment to the Non-Disclosure Agreement shall become a binding agreement.

Very Truly Yours,

GTCR LLC

By:	/s/ Mark M. Anderson
Name: Mark M. Anderson
Title: Manager

[Signature Page to Amendment to Non-Disclosure Agreement]

AGREED AND ACCEPTED

as of the 6th day of April, 2014:

VOCUS, INC.

By:	/s/ Richard Rudman
	Name:	Richard Rudman
	Title:	Chief Executive Officer and President

[Signature Page to Amendment to Non-Disclosure Agreement]